

12061223

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13431

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 N. Radnor-Chester Road
(No. and Street)

Radnor, Pennsylvania 19087
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith J. Ryan (260) 455-6244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Commerce Square, Suite 700, 2005 Market Street Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Distributors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON E. ROSE
NOTARY PUBLIC STATE OF INDIANA
ALLEN COUNTY
MY COMMISSION EXPIRES 05/17/15



Signature

Vice President and Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Distributors, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2011 and 2010

Contents



Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Distributors, Inc.

We have audited the accompanying statements of financial condition of Lincoln Financial Distributors, Inc. (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Distributors, Inc. at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2012

1111-1311432

Lincoln Financial Distributors, Inc.

Statements of Financial Condition

	December 31	
	2011	**2010**
Assets		
Cash and cash equivalents	**$ 8,897,646**	$ 8,928,077
Interest receivable	**70**	606
Amounts due from affiliated companies	**125,467**	243,474
12b-1 receivable	**15,183,563**	14,295,888
Total assets	**$ 24,206,746**	$ 23,468,045
Liabilities and stockholder's equity		
Liabilities:		
Amounts due to affiliated companies	**$ 15,175,167**	$ 14,286,908
Other liabilities	**517,564**	678,967
Total liabilities	**15,692,731**	14,965,875
Stockholder's equity:		
Common stock, $25 par value; 10,000 shares authorized; 8,000 shares issued and outstanding	**200,000**	200,000
Additional paid-in capital	**12,632,000**	12,632,000
Accumulated deficit	**(4,317,985)**	(4,329,830)
Total stockholder's equity	**8,514,015**	8,502,170
Total liabilities and stockholder's equity	**$ 24,206,746**	$ 23,468,045

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Income

	Year Ended December 31	
	2011	**2010**
Revenues:		
Commission revenue	**$ 824,299,020**	$ 754,509,764
Wholesaling revenue	**150,317,006**	137,645,898
Dividend and interest income	**5,229**	11,081
Total revenues	**974,621,255**	892,166,743
Expenses:		
Selling expenses	**824,299,020**	754,509,764
Wholesaling expense	**150,317,006**	137,645,898
Total expenses	**974,616,026**	892,155,662
Income before income taxes	**5,229**	11,081
Federal income tax benefit	**(6,616)**	(5,048)
Net income	**$ 11,845**	$ 16,129

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2010	$ 200,000	$ 12,632,000	$ (4,345,959)	$ 8,486,041
Net income	–	–	16,129	16,129
Balance at December 31, 2010	200,000	12,632,000	(4,329,830)	8,502,170
Net income	–	–	**11,845**	**11,845**
Balance at December 31, 2011	**$ 200,000**	**$ 12,632,000**	**$ (4,317,985)**	**$ 8,514,015**

See accompanying notes.

Lincoln Financial Distributors, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2011	**2010**
Operating activities		
Net income	**$ 11,845**	$ 16,129
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Interest receivable	**536**	1,546
Amounts due from affiliated companies	**118,007**	(150,123)
12b-1 receivable	**(887,675)**	(2,208,556)
Amounts due to affiliated companies	**888,259**	2,185,469
Other liabilities	**(161,403)**	325,452
Net cash (used in) provided by operating activities	**(30,431)**	169,917
Net (decrease) increase in cash and cash equivalents	**(30,431)**	169,917
Cash and cash equivalents at beginning of year	**8,928,077**	8,758,160
Cash and cash equivalents at end of year	**$ 8,897,646**	$ 8,928,077
Supplemental disclosure of cash flow information		
Income taxes paid	**$ 898,343**	$ 791,190

See accompanying notes.

Lincoln Financial Distributors, Inc.

Notes to Financial Statements

December 31, 2011

1. Organization and Operation

Lincoln Financial Distributors, Inc. (LFD or the Company) is a wholly owned subsidiary of The Lincoln National Life Insurance Company (LNL), which is a wholly owned subsidiary of Lincoln National Corporation (LNC).

LFD is engaged in the business of wholesaling and marketing financial services products, such as mutual funds, variable life insurance, and variable annuities through financial intermediaries, such as stock brokerage firms, banks, and independent insurance agencies, as a limited broker-dealer. LFD also receives commissions from affiliated insurance companies via intercompany transfers. LFD does not solicit or sell products directly to the general public.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. These financial statements comply with the requirements of the Securities and Exchange Commission (SEC) pertaining to the Financial and Operational Combined Uniform Single (FOCUS) Report.

The preparation of LFD's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash and cash equivalents, which include all highly liquid investments with an original maturity of three months or less, are carried at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

Investment and Insurance Product Revenues and Expenses

LFD earns wholesaling revenue and incurs wholesaling expenses from the sale of variable life insurance and annuity products of LNL and Lincoln Life & Annuity Company of New York. LFD is the principal underwriter for the wholesale distribution of all "Lincoln Family" variable life and annuity products. As a result, LFD recognizes all commission revenue for the distribution of these products. These selling costs are then passed on to LNL who, through the processing and services agreements, pays the commissions on LFD's behalf. LFD also recognizes wholesaling revenue on 12b-1 fees received from separate account fund sponsors as compensation for marketing and distributing the underlying mutual funds. These 12b-1 fees are likewise passed on to LNL to offset wholesale distribution expenses provided on LFD's behalf. The 12b-1 fees received from separate account fund sponsors amounted to $161,603,383 and $138,577,612 in 2011 and 2010, respectively. These fees are included in wholesaling revenue to the extent wholesaling expense is incurred on the statements of income. All other commission and wholesaling revenue amounts are received from affiliates.

Income Taxes

LFD files consolidated federal income tax returns with LNL and LNC. Pursuant to an intercompany tax-sharing agreement with LNL, LFD provides for income taxes on a separate-return basis. The tax-sharing agreement also provides that LFD will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate-return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Dividends to Parent

In accordance with Rule 15c3-1 of the Securities Exchange Act of 1934, LFD is required to maintain certain net capital requirements. Future dividends are restricted by net capital requirements. No dividends were declared for 2011 or 2010.

3. Agreements and Transactions With Affiliates

Amounts due from affiliated companies primarily represent amounts due to LFD for the settlement of general and administrative expenses, as stipulated in the Master Services Agreement. Amounts due to affiliated companies primarily represent amounts due to LNL related to separate account 12b-1 fees as well as intercompany cost and tax-sharing agreements.

4. Income Taxes

Federal income tax expense differs from the federal tax rate of 35% as a result of a permanent difference relating to tax goodwill from a previous acquisition. Current federal income tax benefit was $6,616 and $5,048 for 2011 and 2010, respectively. There was no deferred federal income tax asset or liability at December 31, 2011 or 2010. Current federal income tax receivable of $3,916 and $4,398 is included in amounts due from affiliated companies on the statements of financial condition as of December 31, 2011 and 2010, respectively.

The LNC consolidated group is currently under audit by the IRS for years 2007 and 2008.

There are no uncertain tax positions related to the Company in the current year.

5. Contingencies

LFD is licensed to engage in broker-dealer and investment advisor activities and is currently a defendant in various cases relating to such activities. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. The ultimate outcome of these matters cannot presently be determined, and the amount of any liability cannot be reasonably estimated. Accordingly, no provision for any liability has been included in the financial statements. LFD intends to vigorously defend itself against these lawsuits.

After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings ultimately will be resolved without materially affecting LFD's financial position.

6. Net Capital Requirements and Reserve Information

As a registered broker-dealer, LFD has elected to operate under the alternative standard provisions of the SEC Uniform Net Capital Rule that requires minimum net capital of $250,000. At December 31, 2011, LFD had net capital of $8,118,548, which was $7,868,548 in excess of its required net capital of $250,000.

The operations of LFD do not normally include the physical handling of securities or the maintenance of open customer accounts. Accordingly, there are no reserve provisions pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 at December 31, 2011 or 2010.

7. Subsequent Events

We have evaluated subsequent events through February 24, 2012, the date at which our financial statements were available to be issued, and determined that there were no matters required to be disclosed.

Supplemental Information

Lincoln Financial Distributors, Inc.

Schedule I

Statement Relating to Certain Determinations Required Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Net capital	
Total stockholder's equity	$ 8,514,015
Deduct:	
Excess fidelity bond coverage	(270,000)
Amounts due from affiliated companies	(125,467)
Tentative net capital	8,118,548
Haircuts on securities	–
Net capital adjustment	–
Net capital	$ 8,118,548
Minimum net capital requirement	$ 250,000
Excess net capital	$ 7,868,548
Excess net capital at 120% of minimum net capital	$ 7,818,548

There are no differences between the net capital computation included above and LFD's unaudited FOCUS Part IIA filing as of December 31, 2011.

Lincoln Financial Distributors, Inc.

Schedule II

Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Lincoln Financial Distributors, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that Rule.

Supplementary Report

Ernst & Young

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103
Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Distributors, Inc.

In planning and performing our audit of the financial statements of Lincoln Financial Distributors, Inc. (LFD) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of LFD's internal control. Accordingly, we do not express an opinion on the effectiveness of LFD's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LFD, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because LFD does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by LFD in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of LFD is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which LFD has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that LFD's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2012

SIPC-3 2011

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

Pursuant to the terms of this form (detailed below).

X [signature] V.P. & C.C.O   1/13/11

Authorized Signature/Title   Date

8-

```
8-013431      FINRA     DEC     12/30/1970
LINCOLN FINANCIAL DISTRIBUTORS INC
350 CHURCH ST - MLB1
HARTFORD, CT  06103
```

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

SEC
Mail Processing
Section
MAR 1 3 2012
Washington, DC
125

Form SIPC-3 FY 2011

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A)(ii) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2011</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☒ (II) the sale of variable annuities;

☒ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it effects transactions in security futures products only;

and that, therefore, under section 78ccc(a)(2)(A)(ii) of the SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A)(ii) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under Section78ddd(c) of the SIPA.

Sign, date and return the top portion of this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain the bottom portion of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

<u>Change of Address.</u> If the Broker-Dealer's principal place of business has changed, please make the necessary corrections.

Legal Name	Doing Business As (d/b/a)
Business Address	Mailing Address
Business Address continued	Mailing Address continued
Business City/State/Zip	Mailing City/State/Zip
Phone Number	Alternate Phone Number
Fax Number	Primary Contact
E-Mail Address	